UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Class of Securities)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$3,160,050	$393.43

(1)	Estimated for purposes of calculating the amount of the filing fee only, for an offer to exchange (the “Offer to Exercise”) 10,533,500 warrants to purchase common stock, governed by that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), which were issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO. The transaction value is calculated pursuant to Rule 0-11 using $0.30 per Series W Warrant, which represents the average of the high and low sales price of the Series W warrants on February 16, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

(3)	Previously paid.

[X]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $393.43	Filing Party: PAVmed Inc.
Form or Registration Number: Schedule TO-I	Date Filed: February 20, 2018

[  ]           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PAVmed Inc., a Delaware corporation (the “Company”), on February 20, 2018 (the “Original Schedule TO”) and amended on February 21, 2018 (as further amended hereby, the “Schedule TO”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issued pursuant to that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), to exchange each such Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated February 20, 2018 (the “Offer to Exchange”) and the Letter of Transmittal (the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Original Schedule TO, and which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO with respect to Items 1 through 11 only. Except as specifically provided herein, the information contained in the Schedule TO, the Offer Letter and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the Letter of Transmittal.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Exchange is hereby amended and supplemented as follows:

1.       The first paragraph in Section 3, “Withdrawal Rights,” under “The Offer” is hereby amended and restated as follows:

“Tenders of Series W Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date, including during any extension of the Offer. Thereafter, such tenders are irrevocable. Notwithstanding the foregoing, tendered Series W Warrants may also be withdrawn if the Company has not accepted the Series W Warrants for exchange by April 16, 2018 (the 40th business day after the initial commencement of the Offer).”

2.       Section 9, “Financial Information Regarding the Company,” under “The Offer” is hereby amended by adding the following to the end of such section:

“Ratio of Earnings (Loss) to Fixed Charges:

	For the Nine Months Ended September 30, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
Ratio of (loss) to fixed charges	–	–	–
Deficiency of (loss) to fixed charges	(10,389,113)	(5,650,851)	(1,776,600)

The ratio of earnings (loss) to fixed charges was less than one-to-one for each period presented. Accordingly, the dollar amount of the deficiency for each for each such period is set forth in the table above. For purposes of this disclosure, our loss is computed by adding (a) pre-tax loss from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest. For purposes of this disclosure, our fixed charges are computed as the sum of the following: (a) interest expensed and capitalized, and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer